

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

Via E-mail
Edward A. Robinson
Chief Executive Officer
BMW Auto Leasing LLC
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677

> **Re: BMW Auto Leasing LLC**
> **Registration Statement on Form SF-3**
> **Filed July 8, 2015**
> **File No. 333-205553**

Dear Mr. Robinson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date. See General Instruction I.B.1(e) of Form SF-3.

3. Please include the remainder of your exhibits with your amendment.

Form SF-3

Cover – Calculation of Registration Fee

4. We note in footnote 2 to your fee table that you intend to include unsold securities from an existing registration statement under Rule 415(a)(6) of the Securities Act. Please revise to indicate that you will disclose the file number of the existing prior registration statement, amount of unsold securities being included in this registration statement, and the amount of any filing fees previously paid in connection with the unsold securities, which will continue to be applied to such unsold securities. See Rule 415(a)(6) of the Securities Act of 1933 and Securities Act Rules Compliance and Disclosure Interpretation Question 212.24. We also note that you are reserving the right to register additional securities. Please also revise your footnote in the registration statement to state that you are registering an unspecified amount of securities of each identified class in reliance on Rules 456(c) and 457(s). See Note 1 to the "Calculation of Registration Fee" Table of Form SF-3.

Form of Prospectus

Cover

5. We note that you have included the Central Index Key (CIK) numbers for the depositor and sponsor on the cover page of your Form SF-3, but not on the cover page of your form of prospectus. Please revise your prospectus cover page to include these CIK numbers. See Item 1102(a) of Regulation AB.

6. Please revise the cover page of your prospectus to indicate that, when fees are being paid, you will include a separate Calculation of Registration Fee table on your prospectus filed pursuant to Rule 424(h). See Rule 456(c) of the Securities Act of 1933.

7. We note your bracketed disclosure indicating that certain information is only for illustrative purposes. For example, you state that "[t]he number of Classes, Interest Rate and Accrual Method are for illustrative purposes only…." Please confirm that the prospectus at the time of an offering will include specific disclosure about the notes being offered, including relevant risk factor disclosure about the different classes of notes. Additionally, if the accrual method for each class may differ for each transaction, please indicate as such using brackets.

Credit Risk Retention, page 52

8. We note that your prospectus contemplates the use of the required amounts in the Reserve fund to partially satisfy the sponsor's risk retention requirement under

Regulation RR. In describing the terms of the Reserve Fund on pages 95-96, however, you state that any amount in the Reserve Fund in excess of the Reserve Fund Requirement on a given Payment Date will be released to the Certificateholder. This Reserve Fund, therefore, does not qualify as an eligible horizontal reserve account. Please revise. See Rule 4(b)(3) of Regulation RR (17 CFR Part 246).

9. We note that you have referenced the entirety of the disclosure on the terms of the notes and residual interest. Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest retained by the sponsor as required by Rule 4(c)(1)(i)(B) of Regulation RR. In the alternative, we believe it would be acceptable to comply with the requirement by including a reference in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible horizontal residual interest.

10. We note your bracketed statement indicating that you will describe your fair value methodology. It appears, however, that you have provided disclosure of your fair value methodology immediately following the bracketed statement. Please advise. If you contemplate including additional disclosure regarding the fair value calculation, please revise your disclosure to include the additional information.

11. We note that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a "___% ABS rate." In your section titled "Weighted Average Lives of the Notes" you also state that ABS refers to a prepayment model that assumes a constant prepayment percentage in each month and that, for purposes of this prospectus, a 100% Prepayment Assumption assumes leases will prepay at varying rates in each of five stages throughout the life of the contract, increasing and decreasing by a given percentage each month, except for the last stage covering month 40 through the end of the lease, in which you assume the prepayment rates will remain constant. It is unclear based on the disclosure in this section what "__% ABS rate" located in the "Credit Risk Retention" section is referring to. Additionally, in Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please revise to clarify what prepayment rate assumptions you are making for purposes of calculating the fair value of the residual interest and, if you are assuming constant prepayment rates, please revise to disclose the source of your prepayment rate or an explanation as to why you believe that assumption is appropriate here.

12. We note your statement on page 53 that you will provide the required post-closing disclosure in "the first investor report." Please revise to clarify which form this information will be included on to satisfy the requirement that the disclosure be provided a reasonable time after closing. See Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR.

The Owner Trustee and the Indenture Trustee, page 54

13. We note that on page 119 you have identified the owner and indenture trustees in unbracketed disclosure. Please revise your prospectus on page 54, therefore, to include all available information for the trustees.

The Vehicle Trust and the Vehicle Trustee, page 56

14. Please revise your disclosure to include information about the vehicle trustee's prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets and any applicable limitations on the vehicle trustee's liability under the transaction agreements. See Item 1109(a)(2) and (a)(4) of Regulation AB.

BMW FS's Lease Financing Program

Physical Damage and Liability Insurance; Additional Insurance Provisions, page 61

15. We note your statement that BMW FS does not "force place" insurance and that there can be no assurance that each leased vehicle will be covered by physical damage insurance for the full term of the lease and that, for lost or destroyed vehicles, BMW FS will accept the actual cash value paid by the insurance company as payment in full of the lease balance. We also note your disclosure on page 62 under the heading " – Contingent and Excess Liability Insurance" regarding the possibility that noteholders could incur a loss on their investment if collision insurance coverage was exhausted and no third-party reimbursement for the damage was available. Please include these risks in your risk factor disclosure beginning on page 23.

End of Lease Term; Vehicle Disposition, page 63

16. We are unable to locate disclosure identifying "BMW NA." Please revise throughout as appropriate.

The Specified Leases

Representations, Warranties, Covenants and Modifications – page 68

17. Please revise your disclosure to clarify that the representations, warranties, and covenants disclosed are made by BMW FS as sponsor of the transaction to the issuing entity on behalf of the noteholders. See Item 1111(e) of Regulation AB.

Composition of the Statistical Portfolio of the Specified Leases, page 71

18. Please revise to include information about the original balance of the leases as of a specified cut-off date. If these characteristics are not material or are otherwise captured in another metric, please advise us of such. See Item 1111(b)(2) of Regulation AB.

19. We note that your disclosure on page 72 regarding concentrations of the leases by state contemplates that five states may account for 5% or more of the aggregate securitization value, while your risk factor disclosure regarding the geographic concentration of the leases on pages 26-27 contemplates that four states meet this criteria. Please revise the disclosure to address the discrepancy. Please also confirm that, if 10% or more of the leases are or will be located in any one state, you will describe any economic or other factors specific to such state that may materially impact the pool assets or pool asset cash flows. See Item 1111(b)(14) of Regulation AB.

Determination of Residual Values, page 74

20. Please revise your statement on page 75 to state that the aggregate ALG Residual Value of the vehicles related to the leases will constitute less than 65% of the aggregate securitization value of the leases and vehicles assigned to the SUBI. See Item 1101(c)(2)(v)(A) of Regulation AB.

21. Please revise your prospectus as necessary to include statistical information regarding estimated residual values for the pool assets. See Item 1111(d)(2)(vi) of Regulation AB.

22. Please also revise your disclosure where appropriate to include summary historical statistics on turn-in rates and residual value realization rates for at least the past three years. Please present this information graphically if doing so will aid understanding. See Item 1111(d)(2)(vii) of Regulation AB.

BMW FS Managed New Lease Portfolio Delinquency Experience, page 77

23. We note your statement in footnote 2 of the first table on page 77 that an account is considered delinquent if 20% or more of any scheduled monthly payment is contractually past due. We also note, however, your statement on page 76 that, as of June 8, 2013, a payment is considered to be delinquent when the lessee fails to make at least 90% of a scheduled monthly payment by the due date. Please revise to correct this inconsistency or advise.

Review of the Pool Assets, page 79

24. We note the disclosure that the depositor has engaged third parties to assist it with certain elements of the review. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations, SEC Release No. 34-72936 (Aug. 27, 2014).

Description of the Notes

Repurchase Obligation, page 84

25. Please describe how the representations and warranties, including any payments made in connection with repurchase of the assets due to a breach of the representations and warranties, will flow to noteholders.

Asset Representations Review, page 84

26. We note your disclosure that, upon completion of a vote in which noteholders vote to direct an asset representations review, the indenture trustee will direct the asset representations reviewer to perform a review of "all Specified Leases greater than [_] days delinquent…" Please revise to state that the asset representations reviewer will be instructed to perform a review of all leases 60 days or more delinquent, which is consistent with your disclosure on page 86, and required by the shelf eligibility provisions of Form SF-3. See General Instruction I.B.1(b)(D) of Form SF-3.

27. With respect to your delinquency trigger disclosure, please revise to provide information about whether defaulted, charged-off, and/or repossessed vehicle leases are included in determining whether the delinquency trigger has been met for each monthly reporting period.

28. We note your statement in the first full paragraph on page 85 that noteholders will have the ability to notify the indenture trustee that they consider an instance of non-compliance to be a breach and that the indenture trustee <u>may</u>, and at the written direction of noteholders holding a majority of the outstanding principal amount of all of the notes will, make such determination. Given that the indenture trustee is permitted but is not required to determine breach, please revise to clarify how the sponsor or the depositor would evaluate an asset representations reviewer's report that finds non-compliance of the assets with the representations and warranties, or how the sponsor or the depositor would evaluate a repurchase request submitted by a noteholder in response to such a report.

29. We also note that on page 86 in the last full paragraph of the Asset Representation Review section you have included a bracket to identify at a later time the party responsible for determining whether an instance of non-compliance with the representations and warranties constitutes a breach under the transaction documents. This appears to be inconsistent with your statements on page 85. Please revise or advise.

Where You Can Find More Information About Your Notes, page 104

30. Please revise your disclosure to reference your registration statement filed on Form SF-3 rather than Form S-3. Please also note that beginning on November 23, 2015 registrants are no longer eligible to register asset-backed securities on Form S-3. See Section IX.C of the Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) and General Instruction I.B.5 of Form S-3.

31. Please revise your description of the Form 10-D to indicate that you will include, as applicable, notices regarding an asset representations review and investor communication requests on the Form 10-D.

Description of the Transaction Documents, page 105

Investor Communication, page 111

32. Please revise your statement in the last paragraph of this section that the Form 10-D will specify the date "(not earlier than [30] days from the date of such Form 10-D filing)," that will be the date used to calculate whether noteholders have directed an asset representations review to be consistent with your statement at the top of page 86 that such vote will remain open for 120 days from the date of the Form 10-D filing.

Duties of the Vehicle Trustee, the Owner Trustee and the Indenture Trustee, page 120

33. We note your disclosure on page 121 that the indenture trustee will have no obligation to exercise any of the rights or powers vested in it by the Indenture unless noteholders provide satisfactory indemnification. Please revise to clarify and confirm that noteholders will not be indemnifying the trustee in connection with the asset representations review and investor communication provisions of General Instruction I.B.1 of Form SF-3.

Fees and Expenses, page 121

34. The reference to clause (g) under "Payments on the Notes – Priority of Payments – SUBI Collection Account" in footnote 2 to the fees and expenses tables appears to be incorrect. Please revise.

Servicing Procedures, page 122

35. We are unable to locate disclosure regarding any limitations on the servicer's liability under the transaction agreements. If applicable, please revise where appropriate to include the disclosure required by Item 1108(c)(7) of Regulation AB or advise.

[The [Swap][Cap] Agreement, page 130

36. Please revise to include bracketed disclosure to describe the significance percentage as required under Item 1115(a)(4) of Regulation AB.

Appendix A Static Pool Information

37. Please confirm that you will provide static pool data as required by Item 1105 of Regulation AB, to the extent material, for five years. Please also confirm that you will update your static pool tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus. See Item 1105(a)(3) of Regulation AB.

Part II

Information Not Required in Prospectus

Item 14. Exhibits

38. Please revise to indicate in your exhibit table that you will file the certification as required by General Instruction I.B.1(a) of Form SF-3 and Item 601(b)(36) of Regulation S-K for each takedown. Please also file a form of certification with your next amendment to the registration statement.

39. We are unable to locate the provisions in your transaction documents relating to the asset representations review, dispute resolution, and investor communication transaction requirements of Form SF-3. Please revise. See General Instruction I.B.1(b), (c), and (d) of Form SF-3 and Section V.B.3(a)(2), (3), and (4) of the Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Exhibit 5.1

40. Please revise to include counsel's opinion that the notes, when sold, will be legally issued, fully paid, and non-assessable and, if applicable, binding obligations of the

registrant. See Item 601(b)(5) of Regulation S-K and Section II.B. of Staff Legal Bulletin No. 19.

Exhibit 8.1

41. It appears that the disclosure contained in the prospectus in "Prospectus Summary – Tax Status" and "Material Income Tax Consequences" is counsel's tax opinion. When a registrant elects to use an exhibit 8 short-form opinion, both the exhibit and the prospectus disclosure must state clearly that the disclosure in the relevant sections of the prospectus is the opinion of the named counsel. Please revise your exhibit to state that the discussion in the prospectus is tax counsel's opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.

42. Please delete the phrase "as of the date hereof" from the last paragraph or confirm that you will re-file your opinion on the date of effectiveness. See Section III.D.2 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Mark W. Redman, Esq., BMW of North America
        Reed D. Auerbach, Esq., Morgan, Lewis & Bockius LLP